PRESS RELEASE

Banro Announces Election of Directors

Toronto, Canada – June 30, 2017 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) announces that the eight nominees listed in the Company’s management information circular for the annual meeting of shareholders of the Company (the "Meeting") held on Friday, June 30, 2017 were elected at the Meeting as directors of Banro. The vote was conducted by a show of hands. The detailed results of the votes received by proxy are set out below:

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Richard W. Brissenden	79,113,205	96.19%	3,131,212	3.81%
John A. Clarke	79,198,051	96.30%	3,046,366	3.70%
Peter N. Cowley	81,771,039	99.42%	473,378	0.58%
Michael H. Li	79,192,238	96.29%	3,052,179	3.71%
Jiongjie Lu	64,686,824	78.65%	17,557,593	21.35%
Robert L. Rauch	64,689,392	78.66%	17,555,025	21.34%
Robert A. Rorrison	81,771,400	99.42%	473,017	0.58%
Derrick H. Weyrauch	81,679,549	99.31%	564,868	0.69%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:

+1 (416) 366-2221
+1-800-714-7938
info@banro.com.